AIkido Pharma Inc.

One Rockefeller Plaza, 11th Floor

New York, New York 10020

June 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	AIKIDO PHARMA INC.
Registration Statement on Form S-3
Filed May 11, 2020
File No. 333-238172

Dear Ada:

AIkido Pharma Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 22, 2020, regarding the Company’s Registration Statement on Form S-3 previously filed on May 11, 2020 (the “Registration Statement”) for the Staff’s review.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-3

Prospectus Summary

Business Overview, Page 1

1. We note several statements in this section regarding the efficacy of your product candidates. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise these statements accordingly.

RESPONSE: In response to the Staff’s comment, we revised the disclosure on page 1 of Registration Statement.

Licenses, Page 5

2. Please disclose the material terms of the Master License Agreement with the University of Maryland, Baltimore and file it as an exhibit or explain to us why it is not material to an investment decision. Please also revise to indicate the current stage of development for the licensed technology.

RESPONSE: In response to the Staff’s comment, we revised the disclosure on page 5 of Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Robert F. Charon, Esq. of Ellenoff Grossman & Schole LLP at rcharon@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes, Chief Executive Officer AIkido Pharma Inc.

cc:	Ellenoff Grossman & Schole LLP